MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this "**Agreement**"), is made as of [EFFECTIVE DATE] (the "**Effective Date**") by and among Ovenly, LLC, a New York limited liability company (the "**Company**"), and the purchasers listed on Schedule A hereto, each of which is herein referred to as a "**Purchaser**". Capitalized terms not defined herein shall have the meaning ascribed to such terms in the Company's Third Amended and Restated Operating Agreement, as may further be amended, supplemented and amended and restated (the "**Operating Agreement**"), in the form attached hereto as Exhibit A.

The parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF UNITS.

I.1 Sale and Issuance of Units.

(a) The Company has authorized the issuance and sale, in accordance with the terms hereof and the Operating Agreement of the Company, of up to 222,683 Preferred Units of the Company (the "**Units**"), having the rights and privileges, and subject to the terms and conditions, set forth in the Operating Agreement. The Company is conducting this offering of Units (the "**Offering**") under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission (the "**SEC**") and is being made available on the Portal's website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering the Units to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the SEC as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com. No investor may purchase Units in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

(b) Subject to the terms and conditions of this Agreement and the Form C and related Offering Statement, the Purchaser agrees to purchase at the Closing (as defined below), and the Company agrees to sell and issue to each Purchaser at the Closing, the number of Units set forth opposite each Purchaser's name on Schedule A, at a purchase price of $2.571 per Unit (the "**Purchase Price**"). The Units issued to the Purchasers pursuant to this Agreement shall be referred to in this Agreement as the "**Purchased Units**." The undersigned has up to 48 hours before the Offering Deadline to cancel the purchase of the Purchased Units and get a full refund of the Purchase Price.

(c) The Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this private placement at any time prior to the completion of the

Offering. This Agreement shall thereafter have no force or effect and the Company shall return the previously paid Purchase Price of the Purchased Units without interest thereon, to Purchaser. The Purchaser further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

I.2 Closings; Delivery.

(a) The initial purchase and sale of the Purchased Units shall take place remotely via the exchange of documents and signatures on such date and time as the Company and Purchaser mutually agree upon, orally or in writing (such time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing (together with, the Initial Closing, the "**Closings**") unless otherwise specified.

(b) Payment of the Purchase Price for the Purchased Units by each Purchaser may be made via credit card, ACH, by check payable to Wefunder, by wire transfer to a bank account designated by Wefunder, by cancellation or conversion of indebtedness of the Company (if any) to any Purchaser, including interest, or by any combination of such methods.

(c) After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, up to the remaining un-purchased Purchased Units (the "**Additional Purchased Units**"), to as many third parties as the Company desires (the "**Additional Purchasers**"), provided that (i) such subsequent sale is consummated no later than one hundred twenty (120) days from the Initial Closing (the "**Outside Date**"); and (ii) the each Additional Purchaser shall become, unless they already are, a party to the Operating Agreement by executing and delivering a counterpart signature page to the Operating Agreement. Schedule A to this Agreement shall be updated to reflect the number of Additional Purchased Units purchased at each such subsequent Closing and the parties purchasing such Additional Purchased Unit.

I.3 Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) "**Governmental Authority**" is defined in Section 2.4.

(c) "**Knowledge**" including the phrase "**to the Company's knowledge**" shall mean the actual knowledge of the Erin Patinkin and Agatha Kulaga, after reasonable inquiry.

(d) "**Manager**" means a member of the Company's Board of Managers as of the Effective Date.

(e) "**Material Adverse Effect**" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of the Company.

(f) "**Person**" means any individual, corporation, association, partnership, joint venture, limited liability company, estate, trust, or any other legal entity.

(g) "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(h) "**Transaction Agreements**" means this Agreement and the Operating Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to each Purchaser that the following representations are true and correct as of the Initial Closing:

II.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of New York and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would reasonably be expected to have a Material Adverse Effect. The Company has no subsidiaries.

II.2 Authorization. All corporate action required to be taken by the Company's Board of Managers and Members in order to authorize the Company to enter into the Transaction Agreements, and to issue the Purchased Units at the Closings has been taken or will be taken prior to the Initial Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the applicable Closing, and the issuance and delivery of the Purchased Units has been taken or will be taken prior to the applicable Closing. The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

II.3 Valid Issuance of Purchased Units.

(a) The Purchased Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Operating Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to the filings described in Subsection 2.4 below, the Purchased Units will be issued in compliance with all applicable federal and state securities laws. The rights, preferences and privileges of the Purchased Units are as set forth in the Operating Agreement.

(b) No "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a "**Disqualification Event**") is applicable to the Company or, to the Company's knowledge, any Company Covered Person.

II.4 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority or agency (a "**Governmental Authority**") is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for filings pursuant to Regulation D of the Securities Act, and applicable state securities laws, which have been made or will be made in a timely manner.

II.5 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Company's knowledge, currently threatened in writing (i) against the Company or any officer or Manager of the Company arising out of their employment or board relationship with the Company; (ii) to the Company's knowledge, that questions the validity of the Transaction Agreements or the right of the Company to enter into them, or to consummate the transactions contemplated by the Transaction Agreements; or (iii) to the Company's knowledge, that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Neither the Company nor, to the Company's knowledge, any of its officers or Managers is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers or Managers, such as would affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS.

Each Purchaser, severally and not jointly, hereby represents and warrants to the Company:

(a) Purchase Entirely for Own Account. Such Purchaser acknowledges that this Agreement is made in reliance upon such Purchaser's representation to the Company that the

Purchased Units are being or will be acquired by such Purchaser as an investment for such Purchaser's own account, and not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, such Purchaser further represents that such Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, or grant participations to such person or to any third person, with respect to the Purchased Units. Such Purchaser understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(b) Authorization and Enforceability. Such Purchaser has full power and authority and has taken all required action necessary to permit him, her or it to execute and deliver and to carry out the terms of the Transaction Agreements or any other instruments required hereby or thereby. Each of the Transaction Agreements and any other documents to be executed by such Purchaser in connection herewith has been duly executed and delivered by such Purchaser, and, when duly executed and delivered by the other parties hereto or thereto, constitutes, a legal, valid and binding obligation of such Purchaser, enforceable against him, her or it in accordance with its terms, except as enforceability may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that may affect the enforcement of creditors' rights generally, or (ii) general principles of equity, whether considered in a proceeding at law or in equity. The execution and delivery of the Transaction Agreements and any other documents to be executed by such Purchaser in connection herewith, the consummation of the transactions contemplated hereby and thereby and the compliance with their respective provisions by such Purchaser will not conflict with or violate any provision of such Purchaser's formation documents, if any.

(c) Disclosure of Information. Such Purchaser represents that he, she or it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Offering.

(d) Investment Experience. Such Purchaser understands and accepts that the purchase of the Purchased Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. Such Purchaser has carefully reviewed the representations and warranties concerning the Company contained in this Agreement, and has made detailed inquiry concerning the Company and its business and personnel. The officers of the Company have made available to such Purchaser any and all written information which such Purchaser has requested and have answered to such Purchaser's satisfaction all inquiries made by such Purchaser. Such Purchaser is experienced in investing in securities of companies similar in stage of development to the Company and acknowledges that he, she or it is able to fend for himself, herself or itself, can bear the economic risk of his, her or its investment, and has such knowledge and experience in financial or business matters that he, she or it is capable

of evaluating the merits and risks of the investment in the Purchased Units. Such Purchaser acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Purchased Units. Such Purchaser believes that the nature and amount of the Purchased Units being acquired by him, her or it hereunder are consistent with his, her or its overall investment program and financial position and recognizes that there are substantial risks involved in the purchase of the Purchased Units. Such Purchaser represents that he, she or it has not been organized specifically for the purpose of investing in the Company.

(e) Rule 100(a)(2). Including the total purchase amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(f) Non-Reliance.

(i) Such Purchaser has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Purchased Units.

(ii) Such Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Purchased Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Purchased Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to purchase the Purchased Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to purchase the Purchased Units.

(iii) Such Purchaser confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) with respect to purchase the Purchased Units or (B) made any representation to such Purchaser regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Purchased Units, such Purchaser is not relying on the advice or recommendations of the Company and such Purchaser has made its own independent decision that purchase the Purchased Units is suitable and appropriate for such Purchaser. Such Purchaser has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

(g) The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(h) Exculpation. Such Purchaser acknowledges that he, she or it is not relying upon statements, warranties or representations by any person, firm or corporation, other than those of the Company set forth herein, in making his, her or its decision to invest in the Company. In formulating a decision to enter into this Agreement, such Purchaser has relied solely upon (i) the provisions of the Transaction Agreements, (ii) an independent investigation of the Company's business and (iii) consultations with his, her or its legal and financial advisors with respect to this Agreement and the nature of his, her or its investment; and that in entering into this Agreement no reliance was placed by such Purchaser upon any representations or warranties other than those contained in this Agreement.

(i) Foreign Investors. If such Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), then such Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Purchased Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Purchased Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, conversion or transfer of the Purchased Units. Such Purchaser's subscription, payment for and continued beneficial ownership of the Purchased Units will not violate any applicable securities or other laws of such Purchaser's jurisdiction.

(j) "Bad Actor" Status. Each Purchaser hereby represents that such Purchaser is not the subject of any disqualifying events specified in Rule 506(d) promulgated under the Securities Act. Each Purchaser warrants that such Purchaser, if it beneficially owns twenty percent (20%) or more of a class of the Company's outstanding voting securities at any time after the Initial Closing, will immediately notify the Company if such Purchaser becomes the subject of a disqualifying event specified in Rule 506(d).

(k) Restricted Securities. Such Purchaser understands that the Purchased Units have not been registered under the Securities Act or the securities laws of any state and must be held indefinitely unless subsequently registered under the Securities Act and any applicable state securities laws or unless an exemption from such registration becomes or is available. Such Purchaser understands that the Purchased Units are characterized as "restricted" under the federal securities laws, inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such Purchased Units may be resold without registration under the Securities Act only in certain limited circumstances. In connection herewith, such Purchaser represents that he, she or it (i) is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Purchased Units Act and (ii) understands that the Company has no obligation to register the Purchased Units. Such Purchaser also understands that there is no assurance that any exemption from registration under the Purchased Units Act will be available and that, even if available, such exemption may not allow such Purchaser to transfer all or any portion of the Purchased Units under the circumstances, in the amounts or at the times such Purchaser might propose.

(l) Legends. It is understood that the Purchased Units issued pursuant to this Agreement, if certificated, shall bear legends substantially similar to the following:

> "THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE INTERESTS REPRESENTED HEREBY UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

(m) Permanent Domicile. Such Purchaser maintains his, her or its permanent domicile in the state or country set forth below its name in the signature line to this Agreement.

(n) Reaffirmation. Such Purchaser understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

ARTICLE IV

MISCELLANEOUS

IV.1 MFN. Following the date of this Agreement, if the Company offers to sell or sells any New Securities (other than any Exempted Securities as defined below) at a price per Unit less than that sold to Purchaser in this Agreement, the Company will promptly provide the Purchaser with written notice thereof, together with a copy of the documentation reflecting such New Securities and, upon written request of the Purchaser, any additional information related to such New Securities as may be reasonably requested by the Purchaser. The Company shall also take any action reasonably necessary (as determined by the Company in good faith) to amend the terms of this Agreement and/or the Operating Agreement to reflect the lower price per Unit of the New Securities, including but not limited to issuing Purchaser additional Units and/or adjusting the price per Unit for the Purchased Units in a manner that the Company believes appropriately addresses the difference in price. "Exempted Securities" shall mean (i) securities issued upon the conversion of any debenture, warrant, option, or other convertible security; (ii) securities issuable upon a unit split, distribution, or any subdivision of Membership Interests; and (iii) Units (or options to purchase any Units) issued or issuable to employees or directors of, or consultants to, in exchange for services to the Company.

IV.2 Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and

the Closings and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of any Purchaser or the Company.

IV.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

IV.4 Governing Law. This Agreement, and any controversy arising directly or indirectly out of relating to this Agreement, shall be governed by the internal laws of the State of New York, without reference to its conflict of laws principles.

IV.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

IV.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

IV.7 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 4.6.

IV.8 No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser, severally and not jointly, agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which such Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to

indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

IV.9 Fees and Expenses. Each party shall be responsible for its own fees and expenses in connection with the transactions contemplated hereby.

IV.10 Attorneys' Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

IV.11 Amendments and Waivers. Any term of this Agreement may be amended, and the observance of any term maybe waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company, on the one hand, and Purchasers holding a majority of the Purchased Units sold pursuant to this Agreement. Any amendment or waiver effected in accordance with this Subsection 4.11 shall be binding upon the Purchasers, each future holder of the Purchased Units, and the Company.

IV.12 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

IV.13 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

IV.14 Entire Agreement. This Agreement (including the Exhibits hereto) and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

IV.15 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of New York and to the jurisdiction of the United States District Court for the Eastern District of New York for the purpose of

any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of New York or the United States District Court for the Eastern District of New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

IV.16 WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

IV.17 No Commitment for Additional Financing. The Company acknowledges and agrees that no Purchaser has made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance, other than the purchase of the Purchased Units as set forth herein and subject to the conditions set forth herein. In addition, the Company acknowledges and agrees that (i) no statements, whether written or oral, made by any Purchaser or its representatives on or after the date of this Agreement shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment, (ii) the Company shall not rely on any such statement by any Purchaser or its representatives, and (iii) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by such Purchaser and the Company, setting forth the terms and conditions of such financing or investment and stating that the parties intend for such writing to be a binding obligation or agreement. Each Purchaser shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:
Ovenly, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

<u>SCHEDULE A</u>

SCHEDULE OF INVESTORS

Name: [ENTITY NAME]

Investment Amount: $[AMOUNT]

Total Units Purchased: [SHARES]

EXHIBIT A

THIRD AMENDED AND RESTATED OPERATING AGREEMENT

Execution Version

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF OVENLY, LLC

a New York Limited Liability Company

THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of Ovenly, LLC, a New York limited liability company (the "Company"), dated as of December ___, 2022 (the "Effective Date"), by and among the Company, each of the Persons (as hereinafter defined) executing this Agreement (as hereinafter defined) as Members (as hereinafter defined) and each Person subsequently admitted as a Member of the Company.

RECITALS

WHEREAS, the Company was organized by the filing of Articles of Organization with the New York State Department of State, Division of Corporations, effective September 16, 2010, as a manager-managed limited liability company in accordance with the New York Limited Liability Company Law, as amended from time to time (the "Articles of Organization");

WHEREAS, the Company and certain of the Members entered into that certain Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of July ___, 2019 (the "Original Agreement");

WHEREAS, the Company and each of the Members desires to enter into this Agreement to replace and supersede, in its entirety, the Original Agreement, to provide for the governance, management, and operation of the Company, and to set forth the rights, obligations, duties and relationship of the Members of the Company;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members and the Company, intending to be legally bound, hereby agree that this Agreement shall replace and supersede, in its entirety, the Original Agreement, and that the Original Agreement shall be of no force and effect, and hereby further agree as follows:

ARTICLE I.

DEFINED TERMS

I.1 Definitions. The following defined terms as used in this Agreement shall, unless otherwise defined herein, each have the meaning set forth in this Article I.

"Additional Capital Contributions" shall have the meaning set forth in Section 3.2.

"Additional Managers" shall have the meaning set forth in Section 6.2(a)(iii).

"Additional Member" shall mean a Person who has acquired a Membership Interest after the Effective Date and been admitted as a Member of the Company pursuant to Section 5.2.

"Affiliate" means, when used with reference to a specific Person, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by such specific Person (or when not referring to a specific Person shall mean an Affiliate of a Member).

"Agreement" means this Third Amended and Restated Limited Liability Company Agreement, including the Schedules hereto, as originally executed and as subsequently amended from time to time in accordance with the provisions hereof.

"Articles of Organization" means the Articles of Organization of the Company described in the Recitals.

"Board Majority Approval" means the consent of a majority of all disinterested Managers of the Board.

"Board of Managers" or the "Board" shall have the meaning set forth in Section 6.1.

"Business Day" means any day other than a Saturday, Sunday or a Federal holiday.

"Call Members" shall have the meaning set forth in Section 7.2(a)

"Call Right" shall have the meaning set forth in Section 7.2(a).

"Capital Account" means the Capital Account maintained for each Member pursuant to Section 3.4.

"Capital Contribution" means the amount of cash and the fair market value of any property contributed to the capital of the Company by a Member.

"Capital Transaction" means the occurrence of any of the following events:

(a) a merger or consolidation in which

(i) the Company is a constituent party; or

(ii) a subsidiary of the Company is a constituent party and the Company issues Membership Interests pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the Membership Interests of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for Membership Interests or other securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the voting securities of (1) the surviving or resulting entity or (2) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity; or

(b) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

"Common Units" mean a class of Membership Interests in the Company, as described in Section 5.1.

"Company" shall have the meaning set forth in the Preamble.

"Compensation Committee" shall have the meaning set forth in Section 6.8.

"Co-Selling Member" shall have the meaning set forth in Section 7.3(a).

"Covered Person" shall have the meaning set forth in Section 9.1(a).

"Distribution" means a distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating Distribution, operating Distribution or otherwise; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any `Member in such Member's capacity as a service provider for the Company. "Distribute" when used as a verb shall have a correlative meaning.

"Distributable Cash" shall mean all cash received by the Company from all sources of revenue generated by the Company's operations (other than Capital Contributions), plus any cash that becomes available from reserves, less the sum of the following items (a) through (f) (collectively the **"**Operating Expenses**"**), which, notwithstanding anything to the contrary in this Agreement, must be paid, set aside or adequately reserved for by the Company (whether paid or set aside for the benefit of the Members or other Persons), in accordance with the Board's reasonable discretion, which Operating Expenses shall be paid in the following order of priority before Distributable Cash is available:

1 (a) the current payments due under any lease of commercial property by the Company, including rent, insurance costs, and local permit fees;

2 (b) all known and anticipated cash expenditures and other obligations relating to the operation of the Company's business;

3 (c) all current payments of principal and interest due on all indebtedness of the Company and all other sums paid to lenders (including any loans made by Members);

4 (d) all cash applied to the acquisition of assets; and

5 (f) such reserves as the Board deem reasonably necessary to properly operate the Company's business.

Depreciation and other non-cash charges shall not be considered in determining Distributable Cash.

6 "Founder Manager" shall have the meaning set forth in Section 6.2(a)(i).

7 "Founding Members" means Erin Patinkin and Agatha Kulaga.

8 "Fully-Exercising Member" shall have the meaning set forth in Section 3.3(b).

9 "GAAP" means United States generally accepted accounting principles, consistently applied.

"Guaranteed Payments" shall have the meaning set forth in Section 6.11.

"Immediate Family" means, with respect to an individual, (i) such individual's spouse (former or current); (ii) such individual's parents and grandparents; (iii) such individual's children and grandchildren (in each case, natural or adoptive); (iv) such individual's sons-in-law and daughters-in-law (in each case, former or current); (v) any other ascendants and descendants (natural or adoptive,) of such individual's parent or of the parents of such individual's spouse (former or current); and (vi) any lineal descendants (natural or adoptive) of such individual's spouse.

"Incentive Pool" shall have the meaning set forth in Section 5.1(b).

"Incentive Units" shall have the meaning set forth in Section 5.1(b).

"Initial Offering" means the Company's first firm commitment underwritten public offering of its Common Stock under the Securities Act of 1933 (the "Securities Act"), as amended, and the rules and regulations promulgated thereunder.

"Investor Member" means each of those Members identified as an "Investor Member on Schedule A hereto.

"Joinder Agreement" shall have the meaning set forth in Section 5.2.

"LLC Law" means the New York Limited Liability Company Law, as it may be amended from time to time, and any successor to such LLC Law.

"Manager" or "Managers" shall have the meaning set forth in Section 6.2(a).

"Member" or "Members" means at any time those Persons who own Membership Interest in the Company and who execute this Agreement. Members are sometimes herein referred to individually as a "Member" and collectively as "Members."

"Member Loans" shall have the meaning set forth in the Section 3.7.

"Member Pro Rata Percentage" means the quotient of (i) the number of Units then owned by the owner of such Membership Interest, divided by (ii) the total number of Units then outstanding and held by all Members (and any assignees thereof), as such Units shall from time to time be shown on Schedule A hereto.

"Membership Interest" means a Member's entire limited liability company interest in the Company, including the economic interest, the right to vote, the right to participate in the management and/or decisions regarding the Company's business, and the right to receive information concerning the business and affairs, of the Company as set forth herein. Each Member's Membership Interest shall equal the sum total of Units owned by such Member at such time. Each Member's initial Membership Interest is set forth on Schedule A hereto, which schedule shall be amended from time to time by the Company in writing to reflect changes therein.

"Net Capital Profits" or Net Capital Losses" shall mean, respectively, any Net Profits or Net Losses, as applicable, resulting from a Capital Transaction.

"Net Operating Profits" or "Net Operating Losses" shall mean, respectively, any Net Profits or Net Losses of the Company, as applicable, determined without regard to Net Capital Profits or Net Capital Losses, as applicable.

"Net Profits" and "Net Losses" mean, for each taxable year of the Company (or other period for which Net Profits or Net Losses must be computed), the Company's taxable income or loss determined in accordance with the same principles as employed in determining the Company's taxable income or loss for U.S. federal income tax purposes taking into account the full amount of any recognized gains and losses; provided, however, that for purposes of this computation, taxable income or loss shall include every item requiring separate computation under Section 702(a) of the Code and shall include any items not deductible from income and not includable in income for tax purposes.

"New Securities" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

"Offered Units" shall have the meaning set forth in Section 7.2(a).

"Officers" shall have the meaning set forth in Section 6.9.

"Original Agreement" shall have the meaning set forth in the Recitals.

"Participating Call Member" means a Call Member who elects to exercise his, her or its right of first refusal pursuant to Section 7.2.

"Percentage Interest" means the product of (i) the Member Pro Rata Percentage of a Member times (ii) 100. The Percentage Interests represented by all Membership Interests shall at any time add to 100%.

"Permitted Transfer" shall have the meaning set forth in Section 7.4.

"Person" means any general partnership, limited partnership, corporation, limited liability company, joint venture, trust, business trust, governmental agency, cooperative, association, individual or other entity, and the heirs, executors, administrations, legal representatives, successors and assigns of such person as the context may require.

"Preferred Units" mean a class of Membership Interests in the Company, as described in Section 5.1.

"Proposed Sale" shall have the meaning set forth in Section 7.5(a).

"Proposed Transfer" shall have the meaning set forth in Section 7.2(a).

"Preemptive Pro Rata Share" means, for purposes of Section 3.3, the ratio of (x) the number of issued and outstanding Units owned by a Member, to (y) the total number of issued and outstanding Units, but excluding from (x) and (y) any Incentive Units.

"Preemptive Notice" shall have the meaning set forth in Section 3.3(b).

"Related Party Transaction" shall have the meaning set forth in Section 5.4.

"Revaluation Event" means (i) a liquidation of the Company (within the meaning of §1.704-1(b)(2)(ii)(*g*) of the Treasury Regulations, but not including a liquidation of the Company that is deemed to occur pursuant to §1.708-1(b)(2) of the Treasury Regulations in the event of a termination of the Company pursuant to Section 708(b)(1)(B) of the Code), (ii) a contribution of more than a *de minimis* amount of money or other property to the Company by a new or existing Member or a distribution of more than a *de minimis* amount of money or other property to a retiring or continuing Member which alters the Membership Interest percentage of any Member, (iii) the grant of a Membership Interest as consideration for the provision of services to or for the benefit of the Company, (iv) the issuance by the Company of an option to acquire a Membership Interest (other than for a *de minimis* Membership Interest percentage) pursuant to an option plan or otherwise, or (v) the acquisition of Membership Interests (other than for a *de minimis* Membership Interest percentage) pursuant to the exercise of an option granted pursuant to an option plan or otherwise.

"Right of Co-Sale shall have the meaning set forth in Section 7.3(a).

"Sale of the Company" means (i) a Capital Transaction or (ii) a transaction or series of related transactions in which a Person, or a group of related Persons, purchases from Members' Units representing a majority of the Percentage Interests (an "Interest Sale").

"Selling Members" shall have the meaning in Section 7.2(a).

"Substitute Member" shall have the meaning in Section 7.4.

"Sale Notice" shall have the meaning set forth in Section 7.2(a)

"Sale Terms" shall have the meaning set forth in Section 7.2(a).

"Subsidiary" means any corporation, partnership or limited liability company or joint venture in which any general partnership interest or more than 50% of the stock, limited liability company interest or joint venture of which by the terms thereof, ordinary voting power to elect the board of directors, managers or trustees of the entity, at the time as of which any determination is being made, is owned by the Company, either directly or through an Affiliate.

"Tag Members" shall have the meaning set forth in Section 7.3(a).

"Tag Sale" shall have the meaning set forth in Section 7.3(a).

"Tag Seller" shall have the meaning set forth in Section 7.3(a).

"Threshold Amount" for an Incentive Unit means, unless otherwise determined by the Board, an amount equal to the amount that would be distributed in respect of a Unit of Membership Interest that has no Threshold Amount, if, immediately before such Membership Interest were issued, the Company were to liquidate completely and in connection with such liquidation (i) sell all of its assets at their fair market values, (ii) settle all of its liabilities to the extent of the available assets of the Company (but limited, in the case of nonrecourse liabilities as to which the creditors' rights to repayment are limited solely to one or more assets of the Company, to the value of such assets), and (iii) each Member were to pay to the Company at that time the amount of any obligation then unconditionally due to the Company, and then the Company were to distribute any remaining cash and other proceeds to the Members in accordance with the distribution provisions of Section 4.4; provided, however, the Threshold Amount shall not be less than zero dollars ($0). The Board shall have the discretion to set the Threshold Amount of any Incentive Unit to equal an amount that is greater than the amount determined in the prior sentence. The Threshold Amount of an Incentive Unit issued shall be reduced (but not below zero dollars ($0)) dollar-for-dollar by the amount by which distributions with respect to such Incentive Unit were previously reduced pursuant to this Agreement by reason of the existence of the Threshold Amount.

"Transfer" means any direct or indirect sale, transfer, exchange, assignment, pledge, hypothecation, gift or any contract for the foregoing or any voting trust or other agreement or arrangement respecting voting rights or any beneficial interest in any Units (including, for the avoidance of doubt, any of the foregoing occurring in respect of any holding companies of a Member holding the Units which would be relevant hereunder had it been the Transfer of the Units

itself).

"Treasury Regulations" means the regulations promulgated by the U.S. Treasury Department pursuant to the Code.

"Units" means, with respect to each Member, the basic unit of ownership interest of such Member in the Company, the aggregate of which, with respect to each Member, equals such Member's Membership Interest, but, until exercised or converted, shall not include warrants or options to purchase Units. The Company has authorized the classes of Units described in Section 5.1.

"Unreturned Capital Contribution" means with respect to each Member the aggregate amount of Capital Contributions made to the Company by such Member, minus, the aggregate amount of Distributions made to such Member pursuant to Sections 4.4(a) and 4.4(b).

I.2 Interpretation. Each definition in this Agreement includes the singular and the plural, and reference to the neuter gender includes the masculine and feminine where appropriate. References to any statute or Treasury Regulations means such statute or regulations as amended at the time and include any successor legislation or regulations. The headings to the Articles and Sections are for convenience of reference and shall not affect the meaning or interpretation of this Agreement. Except as otherwise stated, reference to Articles, Sections and Schedules mean the Articles, Sections and Schedules of this Agreement. The Schedules are hereby incorporated by reference into and shall be deemed a part of this Agreement.

ARTICLE II.

(a) ORGANIZATION

II.1 Formation. Pursuant to the LLC Law, the Company was formed a New York limited liability company under the laws of the State of New York by filing the Articles of Organization with the Secretary of State of the State of New York.

II.2 Name. The name of the Company is *Ovenly, LLC*. The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Board deems appropriate or advisable.

II.3 Term. The term of the Company commenced on the date the Articles of Organization were filed with the New York Secretary of State, September 16, 2010, and shall continue indefinitely until the Company is dissolved and its affairs wound up in accordance with this Agreement and the LLC Law.

II.4 Office and Agent. The Company shall continuously maintain an office and registered agent in the State of New York as required by the LLC Law. The principal office of the Company shall be as the Board may determine from time to time in its sole discretion. The registered agent and office of the Company shall be at 154 Franklin St, Brooklyn, New York 11222, or such other location as may hereafter be determined by the Board.

II.5 Purpose of the Company. The purpose and business of the Company shall be to engage in the creation, production, manufacturing, distribution and sales of bakery items and other ancillary goods for wholesale, retail, and/or online sale, and the creation and operation of retail bakery stores to sell baked goods, produced or designed by the Company, as well as non-alcoholic beverages.

II.6 Powers of the Company. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business.

ARTICLE III.

CAPITAL CONTRIBUTIONS

III.1 Capital Contributions. The name, address, Capital Contribution of, and number of Units (and rights to acquire Units) held by, each Member are set forth on Schedule A hereto, which shall be amended from time to time to reflect the admission of an Additional Member or Substitute Member, an additional Capital Contribution or acquisition of additional Membership Interests by an existing Member, or the cessation of a Member pursuant to this Agreement.

III.2 Additional Capital Contributions. Notwithstanding anything contained herein to the contrary, the Members shall not be required or obligated under this Agreement to make any further Capital Contributions to the Company ("Additional Capital Contributions"). The Board, subject to the preemptive rights provided for in Section 3.3) below, shall have the authority to issue equity securities of the Company, including any security or instrument convertible into equity securities of the Company, in such amounts and at such purchase price per Equity Security as reasonably determined by the Board.

III.3 Preemptive Rights.

(a) *General*. Each Member has the right of first refusal to purchase such Member's Preemptive Pro Rata Share of any New Securities that the Company may from time to time issue after the date of this Agreement, provided, however, the Member will have no right to purchase any such New Securities if the Member cannot demonstrate to the Company's reasonable satisfaction that such Member is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act.

(b) *Procedures*. If the Company proposes to undertake an issuance of New Securities, it shall give notice to each Member of its intention to issue New Securities (the "Preemptive Notice"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. Each Member will have twenty (20) days from the date of Preemptive Notice, to agree in writing to purchase such Member's Preemptive Pro Rata Share of such New Securities for the price and upon the general terms specified in the Preemptive Notice by giving written Preemptive Notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Member's Preemptive Pro Rata Share). The Company shall promptly, in writing, inform each Member that elects to purchase all the New Securities available to it (a "Fully-Exercising Member") of any other Member's failure to do likewise. During the twenty (20) day period commencing after such information is given, each Fully-Exercising Member may elect to purchase that portion of the New

Securities for which Members were entitled to subscribe, but which were not subscribed for by the Members, that is equal to the proportion that the number of Units issued and held by such Member (other than Incentive Units) bears to the total number of Units held by all Fully-Exercising Members (other than Incentive Units) desiring to purchase such unsubscribed New Securities.

(c) *Failure to Exercise*. If the Members fail to exercise in full the right of first refusal within the 20-day period, then the Company will have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Members' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Preemptive Notice to the Members. If the Company has not issued and sold the New Securities within the 120-day period, then the Company shall not thereafter issue or sell any New Securities without again first offering those New Securities to the Members pursuant to this Section 3.3.

(d) *Exemptions*. The rights set forth above in this Section 3.3 shall not apply to (i) Units granted or issued after the date hereof to employees, consultants and other service providers upon Board approval; (ii) Units issued in connection with any unit split or unit dividend or recapitalization (including any conversion or merger of the Company into corporate form); (iii) any other Units (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (iv) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

(e) *Termination*. The provisions of this Sections 3.3 shall terminate upon, and not apply to any sale of Units pursuant to, (i) an Initial Offering or a (ii) Capital Transaction, whichever happens first.

III.4 Capital Accounts.

(a) A Capital Account shall be established and maintained for each Member. Each Member's Capital Contributions are set forth opposite such Member's name on Schedule A hereto. Each Member's Capital Account shall be (i) increased by the Capital Contributions of such Member and all Net Profits and other items of income and gain allocated to such Member, and (ii) decreased by the amount of money and fair market value of property (other than money) distributed to such Member and all Net Losses and other items of loss or deduction allocated to such Member.

(b) It is intended that the Capital Accounts will be maintained at all times in accordance with Section 704 of the Code and applicable Treasury Regulations thereunder, and that the provisions hereof relating to the maintenance of Capital Accounts be interpreted in a manner consistent therewith. If the Board determines that the manner in which the Capital Accounts are to be maintained hereunder or the allocations of income, gain, loss, deduction and expenditure set forth herein do not comply with Section 704 of the Code and the Treasury Regulations, then notwithstanding anything to the contrary contained herein, such maintenance, allocations or distributions may be modified in such manner as the Board shall determine is necessary to satisfy such Code provisions and Treasury Regulations; provided, however, that any such modification shall not materially alter the economic agreement among the Members and that no Member shall

have any liability for any failure to exercise any such discretion to make any modifications permitted under this Section 3.4(b).

(c) Upon the occurrence of a Revaluation Event, the Members shall revalue all Company property (whether tangible or intangible) for book purposes to reflect the then current fair market value of Company property, and the Capital Accounts of the Members shall be adjusted in accordance with §1.704-1(b)(2)(iv) of the Treasury Regulations to reflect the allocation of book income, gain, loss or deduction realized upon such revaluation (*e.g.*, as a result of a change in the fair market value of Company property since the date of the most recent previous Revaluation Event.

III.5 Return of Capital Contributions. Except as otherwise provided in the LLC Law, no Member shall have the right to withdraw, or receive any return of, all or any portion of such Member's Capital Contribution.

III.6 Interest. No interest shall be paid by the Company on Capital Contributions or on balances in Members' Capital Accounts.

III.7 Member Loans. Upon consent from the Board, any amounts required to satisfy operating capital needs in excess of the Initial Capital Contribution may be funded by loans from the Members (collectively, the "Member Loans"). Any such Member Loans to the Company shall not be considered Capital Contributions. If any Member shall advance funds to the Company in excess of the amounts required hereunder to be contributed by such Member to the capital of the Company, the making of such advances shall not result in any increase in the amount of the Capital Account of such Member. The amounts of any such advances shall be a debt of the Company to such Member and shall be payable or collectible only out of the Company assets in accordance with the terms and conditions upon which such advances are made. The repayment of Member Loans to the Company upon liquidation shall be subject to the order of priority set forth in Section 10.4.

ARTICLE IV.

ALLOCATIONS AND DISTRIBUTIONS

IV.1 Allocations of Net Profits and Net Losses.

(a) *Net Profits*. Subject to the provisions of Section 4.2 hereof, Net Profits, up to the excess, if any, of the aggregate Net Losses allocated pursuant to Section 4.1(b) for any prior fiscal year over the aggregate Net Profits previously allocated pursuant to this Section 4.1(a), shall be allocated to the Members in proportion to such excess for each Member. Thereafter, Net Profits shall be allocated to the Members in accordance with their respective Percentage Interests.

(b) *Net Losses*. Net Losses for each fiscal year shall be allocated among the Members in proportion to and to the extent of their positive Capital Account balances, if any, and thereafter in accordance with their respective Membership Interests. Notwithstanding the foregoing and in accordance with §1.704-1(b)(2)(ii)(*d*) of the Treasury Regulations, no Member shall be allocated a Net Loss to the extent such allocation would cause or increase a deficit

balance in such Member's Capital Account in excess of the sum of (i) such Member's share of the "partnership minimum gain" (as determined at the end of such fiscal year in accordance with §1.704-2(g) of the Treasury Regulations) of the Company, and (ii) such Member's share of the "partner nonrecourse debt minimum gain" (as determined at the end of such fiscal year in accordance with §1.704-2(i)(3) of the Treasury Regulations) of the Company. Solely for purposes of the limitation in the previous sentence, the Members' Capital Accounts shall be deemed reduced by the reasonably expected adjustments, allocations and distributions described in §1.704-1(b)(2)(ii)(*d*)(4), (5) and (6) of the Treasury Regulations. Allocations of any Net Loss that would be made to a Member but for such limitation shall be made to the other Members to the extent not inconsistent with such limitation.

IV.2 Regulatory Allocations. Section 704 of the Code and the Treasury Regulations issued thereunder, including the provisions of such Treasury Regulations addressing qualified income offset provisions, minimum gain chargeback requirements and allocations of deductions attributable to nonrecourse debt and partner nonrecourse debt, are hereby incorporated by reference. If, as a result of the provisions of Section 704 of the Code and such Treasury Regulations, items of income, gain, deduction or loss are allocated to the Members in a manner that is inconsistent with the manner in which they intend to divide such items as reflected in this Section 4.2, to the extent permitted under such Treasury Regulations, items of future income and loss shall be allocated among the Members so as to prevent such allocations from distorting the manner in which the net amounts of income, gain, deduction and loss will be divided among the Members pursuant to this Agreement.

IV.3 Allocations for Tax Purposes. Except as otherwise provided herein, all items of Company income, gain, deduction and loss for income tax purposes shall be allocated among the Members in the same proportion as they share in the Net Profits and Net Losses and other items of income, gain, deduction or loss allocated pursuant to Sections 4.1 and 4.2. Any credits against income tax shall be allocated in accordance with Treasury Regulations § 1.704-1(b)(4)(ii).

IV.4 Distributions.

(a) **Distributions of Distributable Cash**. Distributions of Distributable Cash (other than in connection with a Capital Transaction) shall be Distributed to the Members, pro rata in accordance with their Percentage Interest (treating the Preferred Units and Common Units as one class of Units), but subject to the limitations set forth in Section 4.5.

(b) **Distributions Upon a Capital Transaction**. With respect to a Capital Transaction, where the Company receives proceeds (whether cash or in-kind), such proceeds shall be Distributed to the Members in the following order and priority, but subject to the limitations set forth in Section 4.5:

(i) First, to each Member holding Preferred Units equal to the greater of (I) an amount equal to such Member's Unreturned Capital Contributions, solely in respect of each Preferred Unit, or (II) the amount equal to such Member's Percentage Interest (without any double counting, so calculated solely with respect to the number of Preferred Units such Member holds) of the proceeds available for Distribution; and

(ii) Second, the balance of proceeds remaining for Distribution to each Member holding Common Units and Incentive Units in an amount equal to each such Member's Percentage Interest (without any double counting, so calculated solely with respect to the number of Common Units and/or Incentive Units such Member holds and not any Preferred Units) of the proceeds remaining available for Distribution.

If upon any Capital Transaction, the assets of the Company available for Distribution to the Members shall be insufficient to pay the Members holding Preferred Units an amount equal to the Unreturned Capital Contributions of each such Member, Members holding Preferred Units shall share ratably in any Distribution of the assets available for Distribution in proportion to the respective amounts which would otherwise be payable in respect of the Preferred Units held by them upon such Distribution if all amounts payable on or with respect to such Preferred Units were paid in full.

(c) Notwithstanding Section 4.4(a) above, to the extent feasible in light of the business needs of the Company, a minimum distribution will be made to each Member within ninety (90) days of the end of each fiscal year, in an amount (the "Tax Amount") sufficient to permit each Member to pay tax, calculated at the highest combined federal, state and local tax rate applicable to a taxpayer resident in in New York, NY on each Member's allocable share of the Company's taxable income for such year. In the event (and to the extent) that the Company has failed to make a full tax distribution pursuant to this Section 4.4(c) to the Members in any given fiscal year, then the Company, to the extent feasible in the light of the business needs of the Company, shall distribute to each Member an amount equal to such Member's unpaid Tax Amount for such previous year, plus (ii) such Member's Tax Amount for the current applicable fiscal year. Any amounts distributed pursuant to this Section 4.4(c) shall be considered an advance against any distributions payable pursuant to Section 4.4(a).

(d) The Company shall not make any distributions to the Members if: (x) after giving effect to the distribution, all liabilities of the Company (other than liabilities to Members with respect to their Units and liabilities for which the recourse of creditors is limited to specified property of the Company) would exceed the fair market value of all interests, properties and rights owned by the Company (net of any liabilities to which such Company property may be subject); (y) the Company would be required to borrow funds for such distributions; or (z) after giving effect to the distribution, the Company would be unable to pay its debts as they become due.

IV.5 Incentive Unit Distribution Limitations. Notwithstanding anything to the contrary contained herein:

(b) any Incentive Units with an associated Threshold Amount shall not be included for purposes of, and shall not participate in, distributions pursuant to Section 4.4(a) other than in connection with a Capital Transaction or a liquidation of the Company until an aggregate amount equal to the Threshold Amount associated with such Incentive Units has been distributed under Section 4.4(a) from and after the issuance of such Incentive Units in respect of the Units that were outstanding immediately before the issuance of such Incentive Units. Solely for purposes of this Section 4.5(a), such Incentive Units shall not be considered to be issued or outstanding

until such aggregate distributions have been made. Thereafter, subject to the last sentence of this Section 4.5(a), such Incentive Units shall participate in any remaining amounts to be distributed under this Section 4.5(a), as described above. Notwithstanding the foregoing, any portion of a distribution pursuant to this Section 4.5(a) attributable to an Incentive Units that shall be withheld by the Company (or the Company's designee) and not distributed if and until the later of (i) the consummation of a Capital Transaction, and (ii) the date on which such Incentive Units vest, and if such Incentive Units fail to vest and are forfeited or otherwise terminated prior to vesting, such portion of such distribution shall be reallocated pro rata among the holders of Units, including Incentive Units that were otherwise entitled to participate in such distribution as provided in this Section 4.5(a), and

(c) any Incentive Units with an associated Threshold Amount shall not be included for purposes of, and shall not participate in, distributions pursuant to Section 4.4(a) with respect to a Capital Transaction or a liquidation of the Company until from and after the issuance of such Incentive Unit, an aggregate amount equal to the Threshold Amount associated with such Incentive Unit has been distributed in respect of the Units that were outstanding immediately prior to the issuance of such Incentive Units under Section 4.4(a). Solely for purposes of this Section 4.5(b), such Incentive Units shall not be considered to be issued or outstanding until such aggregate distributions have been made. Thereafter, subject to Section 4.5(c) below, such Incentive Units shall participate in any remaining amounts to be distributed under this Section 4.5(b), as described above.

(c) Notwithstanding the foregoing, any portion of a distribution pursuant to Section 4.4(a) attributable to an Incentive that has not vested as of the effective date of the liquidation of the Company or Capital Transaction shall be withheld by the Company (or the Company's designee) and not distributed if and until such Incentive Unit vests, and if such Incentive Unit fails to vest and is forfeited or otherwise terminated prior to vesting, such portion of such distribution shall be reallocated pro rata among the holders of Units, including Incentive Units that were otherwise entitled to participate in such distribution as provided in Section 4.5(b).

IV.6 Other Allocation Rules. Income, gain, loss and deductions of the Company shall, solely for income tax purposes, be allocated among the Members in accordance with Code Section 704(c) so as to take account of any difference between the adjusted basis of the assets of the Company for federal income tax purposes and their respective adjusted book values, and otherwise shall be allocated in the same manner as the related book items were otherwise determined by the Members. Any allocations required by Code Section 704(c) shall be effectuated using the traditional method described in Regulation §1.704-3(b).

IV.7 Transfer of Units. If any Unit is transferred pursuant to the terms of Article VII herein, the transferee shall succeed to the Capital Account (or portion thereof) attributable to the transferred Unit.

ARTICLE V.

MEMBERS; UNITS

V.1 Members; Units.

(a) Classes of Units. All interests of the Members in Distributions and other amounts specified in this Agreement, as well as the rights of the Members to vote on, consent to, or approve any matter related to the Company, shall be denominated in units of membership interests in the Company (each a "**Unit**" and collectively, the "**Units**"), and the relative rights, privileges, preferences and obligations of the Members with respect to Units shall be determined under this Agreement and the Act to the extent provided herein and therein. The number and the class of Units held by each Member shall be set forth opposite such Member's name on Schedule A, attached hereto. The Board may from time to time increase the number of authorized Units of a class or issue a new series or class of Interests, without obtaining the consent of any Member or class of Members and in such event, this Agreement may be appropriately amended by the Board to reflect such increased authorized Units or additional Interests or class or series of Interests.

(b) Common Units. As of the date of this Agreement, the Company has authorized 5,000,000 Common Units (the "**Common Units**"). Each holder of a Common Unit shall be entitled to cast one (1) vote for each such Common Unit on any matter requiring the approval of the Common Units, as provided in this Agreement. The holders of Common Units are set forth on Schedule A, attached hereto.

(c) Preferred Units. As of the date of this Agreement, the Company has authorized 250,000 Preferred Units (the " **Preferred Units**"). Each holder of a Preferred Unit shall be entitled to cast one (1) vote for each such Preferred Unit on any matter requiring the approval of the Preferred Units, as provided in this Agreement. .

(d) Incentive Units. The Board may authorize the Company to issue Units from the authorized and unissued Units (the "Incentive Pool") from time to time to employees, consultants and other service providers of the Company (the "Incentive Units"). Such Incentive Units may be subject to vesting and other requirements, as determined by the Board. The Members intend for the Incentive Units to constitute solely "profits interests" (as such term is defined in Revenue Procedure 93-27 (1993-2 C.B 343), and clarified by Revenue Procedure 2001-43 (2001-2 C.B. 191)), and intend that distributions with respect to any vested Incentive Unit be limited to the extent necessary to ensure that such Incentive Unit constitutes a "profits interest" within the meaning of Rev. Proc. 93-27, and clarified by Revenue Procedure 2001-43 (2001-2 C.B. 191). Accordingly, and consistent with the foregoing, notwithstanding anything in this Agreement or any other agreement applicable to an Incentive Unit to the contrary, the Company and the recipient of an Incentive Unit agree that the recipient shall be treated as the owner of such Incentive Unit from and after the date of grant until such time (if any) that such Incentive Unit is forfeited by the recipient or redeemed by the Company pursuant to the terms and provisions of this Agreement or any applicable award agreement and, during such time, as the owner of such Incentive Unit, the recipient shall take into account his or her distributive share of Net Capital Profits or Net Capital Loss based on such recipient's vested Incentive Unit holdings and as otherwise provided in this Agreement. The Company and the Members further agree that neither the Company nor any Member shall deduct any

amount for the fair market value of an Incentive Unit either at the time of grant or upon such time (if any) that such Incentive Unit becomes "substantially vested" (as defined pursuant to Treasury Regulation Section 1.83-3(b)) pursuant to the terms and provisions of any applicable Incentive Agreement. From and after the date of this Agreement, upon the issuance of any Incentive Unit, the Board of Managers shall determine the Threshold Amount applicable to such Incentive Unit and shall include such Threshold Amount in the Incentive Agreement of the recipient of such Incentive Unit. The Members agree that the Threshold Amount attributed to any Incentive Unit shall be binding and conclusive on the recipient thereof and on all other Members of the Company. Incentive Units shall be non-voting Units, and holders thereof shall have no rights or powers (including, without limitation, voting power) to participate in the management of the Company or to elect members of the Board by virtue of such Incentive Units. Each person receiving Incentive Units will timely made elections under Code Section 83(b) with respect to any Incentive Units received by such person upon their issuance, in a manner reasonably prescribed by the Company, and it is agreed that the fair market value of such Incentive Units for purposes of such election shall be reported as zero. For the avoidance of doubt, neither the Company nor any Member of the Company is providing any covenant or guarantee that the characterization of the Incentive Units as a "profits interest" as described in this Section 5.1(b) or that the value of such Incentive Units is zero shall be accepted by any government authority or a court of law.

V.2 Admission of Additional Members. Additional Members admitted to the Company in accordance with the provisions of Article VII or from the issuance of Units by the Company must have the approval of the Board pursuant to Section 6.7 and must execute a joinder or counterpart to this Agreement, in a form acceptable to the Company (a "Joinder Agreement").

V.3 Limitation on Liability. No Member shall be liable under a judgment, decree or order of any court, or in any other manner, for a debt, obligation or liability of the Company, except as provided by law or as specifically provided otherwise in this Agreement. No Member shall be required to make any contribution to the Company by reason of any negative balance in the Member's Capital Account nor shall any negative balance in a Member's Capital Account create any liability on the part of the Member to any third party.

V.4 Business Transactions Involving a Member or Affiliate of a Member. A Member or an Affiliate of a Member may lend money to, provide services to, and transact other business in which such Person has a financial interest with, the Company (each such Member or Affiliate a "Related Party Transaction"), and shall have the same rights and obligations with respect to such matters as a Person who is not a Member or an Affiliate of a Member, provided that with respect to any Related Party Transaction with a value in excess of $5,000, such Member or Affiliate shall disclose the existence of the financial interest and disclose all material facts to the Board. Following such disclosure, the Board, by approval of a majority of the disinterested members of the Board, may approve or disapprove such Related Party Transactions.

V.5 Competing Activities. Nothing in this Agreement shall in any way restrict, or be deemed to restrict, the freedom of any Member to conduct any other business or activity whatsoever or require, or be deemed to require, accountability to the Company or to any other Member with respect thereto or with respect to any opportunity therefor, unless otherwise expressly provided in a written agreement between the Company and such Member.

V.6 Remuneration To Members. Except as provided in this Agreement or salaries or Guaranteed Payments (as defined herein) payable to the Founding Members or issuances of Incentive Units as agreed by the Board, no Member is entitled to remuneration for acting in the Company business.

V.7 Members Are Not Agents. Pursuant to Section 6.2 (a) of this Agreement, the management of the Company is vested in the Board. No Member, acting solely in the capacity of a Member, is an agent of the Company nor can any Member in such capacity bind or execute any instrument on behalf of the Company without the consent of the Board. Any Member who takes any action or binds the Company in violation of this Section 5.7 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

V.8 Voting Rights. Except as expressly provided in the LLC Law or the Articles of Organization, Members shall have no voting, approval or consent rights except for those specified in this Agreement.

V.9 Meetings and Voting of Members; Information for Members. No annual or regular meetings of Members are required other than as set forth in Section 6.5 below and as otherwise specified herein. The Board shall keep Members informed of the status of the Company's business periodically and upon reasonable request of any Member. The Company will use commercially reasonable efforts to compile monthly and annual financial statements (comprised of at least a balance sheet, a profit and loss statement, and a statement of cash flow) and will use commercially reasonable efforts to provide such monthly financial statements to the Members within 45 days of the end of each calendar month if requested.

V.10 Media and Royalties. Upon the request of the Founding Members, the Company shall grant the Founding Members a perpetual royalty free license to use the Ovenly trademark or servicemark for any media (print, video, etc.) projects; provided however, that any payments pursuant to a license of the Ovenly trademark or servicemark used in any brick-and-mortar stores or in connection with the sale of any products shall be payable to the Company (and not the Founding Members).

ARTICLE VI.

MANAGEMENT OF THE COMPANY

VI.1 Management of Business. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed in accordance with, the provisions of this Article VI. The Company shall be managed under the authority and direction of the board of managers of the Company (the "Board of Managers" or the "Board"). No Member, other than members of the Board of Managers acting in accordance with this Article VI, shall have any power or authority to bind the Company in any manner, nor shall any such Member have any other rights with respect to the management and operation of the business of the Company.

VI.2 Board of Managers; Number and Election of Managers.

(a) The representatives of the Members appointed in accordance with this Section 6.2 shall constitute the Board of Managers. The Company will be managed by the Board, which shall consist of not more than five (5) managers (each a "Manager"), designated as follows:

(i) each Founding Member will serve as a Manager, so long as such Person holds Units comprising at least a five percent (5%) Membership Interest in the Company (each Founding Member serving as a Manager, a "Founder Manager").

(ii) one (1) Manager shall be designated by Investor Members (the "Investor Manager"), and

(iii) two (2) Managers shall be individuals who are mutually acceptable to the Founder Managers, on the one hand, and the Investor Manager, on the other hand (the "Additional Managers").

The current Managers of the Company are as set forth in Exhibit B.

(b) Each Member also agrees to vote, or cause to be voted, all Units owned by such Member, or over which such Member has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that no Founder Manager elected pursuant to Section 6.2(a)(i) of this Agreement may be removed from office unless such removal is directed or approved by the affirmative vote of such Founder Manager.

(c) In the event that a Founding Member shall no longer hold Units comprising at least five percent (5%) Membership Interest in the Company, then such Founding Member shall no longer have the right to designate a Manager as provided in Section 6(a)(i), and such Manager shall thereafter be elected by Members holding a majority of the Units that are not Incentive Units held by all Members.

(d) Any decisions to increase the size of the Board of Managers and appoint additional Managers shall be made by Board in accordance with Section 6.7.

(e) All Members agree to execute any written consents required to perform the obligations of this Agreement, and, if applicable, the Company agrees at the request of any party entitled to designate Managers to call a special meeting of Members for the purpose of electing Managers.

(f) No Member, nor any Affiliate of any Member, shall have any liability as a result of designating a person for election as a Manager for any act or omission by such designated person in his or her capacity as a Manager of the Company, nor shall any Member have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement. No party, nor any Affiliate of any party, makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Board by virtue of such party's execution of this Agreement or by the act of such party in voting for such nominee pursuant to this Agreement.

VI.3 Term. Each Manager other than a Founder Manager shall serve for a term of no more than thirty-six (36) months from the date of commencement of service by such Person as a Manager, subject to such Person's resignation or removal pursuant to the terms of this Agreement. No Manager other than a Founder Manager may serve for more than two consecutive terms. If such Person has served two consecutive terms, he or she must resign from his or her directorship for at least twelve (12) months immediately following his or her second term before serving any additional terms.

VI.4 Resignation. A Manager may resign at any time. Such resignation shall take effect at the time specified therein or, if no time is specified in such Notice, then upon receipt of the resignation by the Board and unless otherwise specified therein, acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect such Manager's rights as a Member and shall not constitute a withdrawal of such Member.

VI.5 Election; Vacancies. Annual meetings of the Members, for the purpose of election of Managers and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board, or, if not so designated, then at 10:00 a.m. on April 1st of each year if not a legal holiday, and, if a legal holiday, at the same hour and place on the next succeeding day not a holiday, provided that the Board, at any time in its sole discretion, may determine that the meeting be held by means of remote communication in the manner authorized by the LLC Law.

VI.6 Duty to Company. Except as may otherwise be provided in a separate employment or service agreement, the Managers shall not be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities provided that such other activities in addition to those relating to the Company.

VI.7 Board Actions. Except as otherwise provided in the LLC Law or this Agreement, all authority, power, and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs shall be vested in the Board. Except as expressly required by this Agreement, all actions by the Board require a majority of all disinterested Managers. Any action taken by the Board on behalf of the Company in accordance with this Agreement shall constitute the act of, and shall serve to bind, the Company. For the avoidance of doubt, neither the Company nor any of its Subsidiaries will take (and the officers of the Company will not cause or permit the Company or any of its Subsidiaries to take) any of the following actions without Board Majority Approval either at a meeting or by written consent:

(a) the determination of excess cash available for distribution to Members and the amount and timing of all distributions to Members (excluding distributions pursuant to Section 4.3);

(b) the issuance of any additional Membership Interest in the Company (including Incentive Units) or any option to purchase any additional Membership Interest;

(c) any borrowing of money or guarantee of any obligation by the

Company in excess of the sum of (i) $300,000 plus (ii) the Company's aggregate indebtedness outstanding as of the Effective Date;

(d) the granting of any lien on any of the Company's assets;

(e) the commencement of any litigation or arbitration by, or the settlement of any claim against, the Company;

(f) the approval of the Company's annual operating budget;

(g) any capital expenditure (or commitment to make an expenditure), other than a capital expenditure that is (i) included in the Company's annual operating budget or (ii) in the ordinary course of business in excess of $150,000

(h) the execution, delivery and performance by the Company of any contracts, agreements, licenses or other instruments or undertakings in excess of $100,000, unless included in the annual operating budget;

(i) any execution, amendment, extension or termination of any real property lease;

(j) the admission of any new Member of the Company (other than pursuant to a Permitted Transfer);

(k) a change to the size of the Board;

(l) any material change or expansion of the nature or scope of the Company's business, as set forth in Section 2.5;

(m) the sale, lease, transfer or other disposition by the Company of any material portion of its assets, other than in the ordinary course of business;

(n) any merger or consolidation involving the Company (other than a merger of any subsidiary of the Company into the Company); and

(o) any voluntary liquidation, dissolution or termination of the Company pursuant to Section 10.1(a);

Notwithstanding the foregoing, consent by vote of Members holding a majority of the outstanding Units (other than Incentive Units) shall be required for (i) any amendment of this Agreement or (ii) any other action specifically requiring the consent of the Members under the LLC Law or the Articles of Organization.

VI.8 Committees. The Board shall establish a compensation committee, consisting exclusively of non-Founder Managers (the "Compensation Committee"), who shall make all determinations of senior management compensation by majority vote. The Board may, by resolution, designate from among the Managers one or more additional committees, each of which shall be comprised of one or more Managers; *provided that*, in no event may the Board designate any committee with all of the authority of the Board unless expressly provided otherwise

in the resolution forming such committee, shall have the authority of the Board. The Board may dissolve any committee or remove any member of a committee at any time.

VI.9 **Appointment of Officers.** The Board may appoint individuals as officers of the Company (the "Officers") as it deems necessary or desirable to carry on the business of the Company and the Board may delegate to such Officers such power and authority as the Board deems advisable. No Officer need be a Member or Manager. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Board or until his earlier death, resignation or removal. Any Officer may resign at any time upon written notice to the Board. Any Officer may be removed by the Board (acting by majority vote of all Managers other than the Officer being considered for removal, if applicable) with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Board. The current officers of the Company are as set forth in Exhibit B.

VI.10 **No Personal Liability**. Except as otherwise provided in the LLC Law, no Manager will be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager.

VI.11 **Guaranteed Payments**. The Company may make guaranteed payments to Managers for salary, wages or other compensation ("Guaranteed Payments") in such amounts as may be determined by the Board or the Compensation Committee, if there shall be one. Guaranteed Payments shall not be deemed to be distributions to such Managers and such Managers' Capital Accounts will not be charged for such payments.

VI.12 **Standard of Care; Liability.** The Managers shall discharge their duties as managers in good faith, and in a manner that it reasonably believes to be in the best interests of the Company. The doing of any act or the omission to do any act by any Manager, the effect of which may cause or result in loss or damage to the Company, if done in good faith and otherwise in accordance with the terms of the preceding sentence and the terms of this Agreement, shall not subject such Manager to any personal liability to the Company or the Members. No Manager shall be liable for any monetary damages to the Company for any breach of such duties except (i) for acts committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated or (ii) if such Manager personally gained in fact a financial profit or other advantage to which such Manager was not legally entitled.

ARTICLE VII.

(d) ASSIGNMENT OF MEMBERSHIP INTERESTS

VII.1 **General Restrictions on Transfer of Units; Admission of Substitute Members.**

(a) No Member may Transfer any of its Units (including, without limitation, any direct or indirect Transfer or assignment, whether by operation of law or otherwise, pursuant to a merger, consolidation involving a Member) except in compliance with the provisions of this Article VII. Notwithstanding anything in this Agreement to the contrary, no Units or any

interest therein may be Transferred unless the transferee executes and delivers to the Company a Joinder Agreement.

(b) Notwithstanding anything in this Agreement to the contrary, no Transfer shall be made if such Transfer, or the Transferee's ownership of such Units, would:

(i) result by itself, or in combination with any other previous Transfers, in the termination of the Company as a partnership for federal income tax purposes, if such termination would, in the reasonable, good faith opinion of the Board, be detrimental to the Members;

(ii) be a violation of or a default (or an event that, with notice or the lapse of time or both, would constitute a default) under, or result in an acceleration of any indebtedness under, any note, mortgage, loan agreement or similar instrument or document to which the Company is a party; or

(iii) be a Transfer to an individual who is not legally competent or who has not achieved his or her majority under the law of the applicable state (excluding trusts for the benefit of minors).

(c) Notwithstanding anything in this Agreement to the contrary, no Transfer shall be permitted unless the Units to be Transferred are registered pursuant to the Securities Act and registered or qualified under applicable state law or Transferred in a transaction which is exempt from such registration and qualification. The Company may require an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Transfer may be made pursuant to an exemption, describing the applicable exemption and the basis therefor, the cost of which opinion shall be borne by the transferor.

VII.2 Right of First Refusal.

(a) Other than with respect to an Approved Sale or a Permitted Transfer, in the event that any Member (the "Selling Member") proposes to sell or otherwise transfer (a "Proposed Transfer") any of her, his or its Units (the "Offered Units"), such Member shall provide written notice (the "Sale Notice") to the other Members (the "Call Members") specifying all relevant terms and conditions of the proposed transfer, including, without limitation, the amount of Membership Interest to be sold, the consideration to be paid and the identity of the proposed purchaser or group of purchasers (the "Sale Terms"). The Call Members shall have the right of first refusal (but not an obligation) to purchase all, but not less than all, of the Offered Units, on the Sale Terms specified in the Sale Notice, exercisable by written notice given to the Selling Member within twenty (20) days after the Sale Notice is received (the "Call Right"). If the Call Members have exercised their Call Right and in the aggregate elected to purchase more than the number of the Offered Units, the Offered Units shall be allocated among the Call Members electing to purchase Offered Units according to their respective Member Pro-Rata Percentage.

(b) If any of the Call Members have elected to purchase all or part of the Offered Units from the Selling Member, the transfer of such Offered Units shall be consummated as soon as practical after the delivery of the election notices, but in any event within forty-five

(45) days after the Sale Notice is received. At the closing of any sale to any such Call Member, the Selling Member shall deliver the purchased Membership Interests free and clear of liens and encumbrances of any kind to each purchaser against payment of the appropriate purchase price. Each Participating Call Member may aggregate his, her or its pro rata portion rights among other Participating Call Members that are Affiliates thereof to the extent that such Affiliates do not elect to purchase their respective pro rata portions of the Offered Units, and may assign his, her or its rights under this Section 7.2 to an Affiliate (subject to such Affiliate's admission as a Member in accordance with Section 5.2).

(c) In the event that no Call Member exercises her, his or its Call Right with respect to the Sale Notice in accordance with this Section 7.2, then the Selling Member is free within 120 days following the date of the Sale Notice is received by the Call Members to sell or transfer all or any portion of her, his or its Offered Units to one or more third parties at a price(s) no less than the price(s) per share specified in the Sale Notice and on other terms no more favorable to the transferees than offered to the Call Members in the Sale Notice, provided, however, that such third party transferee(s) shall be subject to the approval of the Board (excluding any Manager appointed by the Selling Member, if any), which approval shall not be unreasonably withheld. If the Selling Member has not sold her, his or its unpurchased Offered Units within such 120 day period, then she, he or it shall be obliged to deliver new Sale Notices to the Call Members in accordance with this Section 7.2 before she, he or it shall transfer her, his or its Units.

VII.3 Right of Co-Sale.

(a) Other than with respect to an Approved Sale or a Permitted Transfer, following the expiration of any right of first offer set forth in Section 7.2 above, if (i) the Proposed Transfer is a sale of Offered Units by a Founding Member and (ii) the Call Members shall fail to exercise their respective Call Rights to purchase the Offered Units subject to Section 7.2 above, then, in the event such Proposed Transfer is a sale of Offered Units by the Founding Member (the "Tag Seller"; such Proposed Transfer being referred to as a "Tag Sale"), each Member may elect to exercise its right of co-sale (the "Right of Co-Sale") and participate on a pro rata basis in the Proposed Transfer and otherwise on the same terms and conditions specified in the Sale Notice. In order to exercise its Right of Co-Sale, a Member must give the Tag Seller all the other Members (the "Tag Members") written notice to that effect within fifteen (15) days after the deadline for delivery of the written notice with respect to the exercise of the Call Right under Section 7.2(a), and upon giving such notice such Member shall be deemed to have effectively exercised the Right of Co-Sale (each, a "Co-Selling Member").

(b) To the extent a Co-Selling Member timely exercises its Right of Co-Sale by delivering the written notice provided for above in Section 7.3(a), such Co-Selling Member may include in the Proposed Transfer all or any part of such Co-Selling Member's Member Interests equal to the product obtained by multiplying (i) the aggregate number of Offered Units (excluding Units purchased by the Members pursuant to the Right of First Refusal) by (ii) a fraction, the numerator of which is the number of Units owned by a Co-Selling Member immediately before consummation of the Proposed Transfer, and the denominator of which is the aggregate number of Units owned by the Co-Selling Members and the Tag Seller immediately before consummation of the Proposed Transfer, plus the number of Units of Offered Units held by

the Tag Seller. A Co-Selling Member's exercise of its Right of Co-Sale shall be irrevocable. To the extent one or more of the Co-Selling Members exercise such right of participation in accordance with the terms and conditions set forth herein, the number of Units of Offered Units that the Tag Seller may sell in the Proposed Transfer shall be correspondingly reduced.

(c) The parties hereby agree that the terms and conditions of any sale pursuant to this Section 7.3 will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other transfer pursuant to this Section 7.3.

(d) If any prospective transferee refuses to purchase Offered Units subject to the Right of Co-Sale from a Co-Selling Member exercising its Right of Co-Sale hereunder, no Tag Seller may sell any Units to such prospective transferee or Transferees unless and until, simultaneously with such sale, such Tag Seller purchases all securities subject to the Right of Co-Sale from a Co-Selling Member on the same terms and conditions (including the proposed purchase price) as set forth in the Sale Notice.

VII.4 Permitted Transfers. The Right of First Refusal and Right of Co-Sale described in the preceding Sections 7.2 and 7.3 shall not apply to a Transfer (a) by a Member to such Member's Affiliates (including, without limitation, its members, stockholders or limited partners in connection with a distribution thereto by such Member); (b) by a Member to any spouse or member of the Member's Immediate Family, or to a custodian, trustee (including a trustee of a voting trust), executor or other fiduciary for the account of the Member's spouse or members of the Member's Immediate Family, or to a trust for the Member's own self, or a charitable remainder trust; (c) in connection with any sale of Membership Interests to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act; or (d) pursuant to a Proposed Sale as set forth in Section 7.5 (such Transfers described in clauses (a)-(d) above each being referred to herein as a "Permitted Transfer"); provided, however, that in the event of any transfer made pursuant to one of the exemptions provided by clauses (a)-(b), (i) the Transferring Member shall inform the Call Members and the Company of such Transfer prior to effecting it and (ii) such Transferee shall not be entitled to exercise or receive any of the rights, powers or benefits of a Member (other than the right to receive distributions to which the Transferor would be entitled), until such time as (x) such Transferee has executed and delivered a Joinder Agreement, such Permitted Transfer shall entitle the permitted transferee to become a substitute Member only if (x) such Person executes a written instrument accepting and adopting the terms and provisions of this Agreement; and (y) such Transferee shall have paid the Company a fee sufficient to cover all reasonable expenses of the Company in connection with such Transferee's admission as a substitute Member, as determined by the Board ("Substitute Member"). The admission of a Substitute Member shall not result in the release of the Member who assigned the Membership Interest from any liability that such Member may have to the Company prior to the effective date of the assignment. If a Member Transfers all of its Units pursuant to a Permitted Transfer and the Transferee of such Units is entitled to become a substitute Member pursuant to this Article VII, such Transferee shall be admitted to the Company upon the effective date of the Permitted Transfer, and, immediately following such Permitted Transfer, the Transferring Member shall cease to be a member of the Company, and the Company shall continue without dissolution.

VII.5 Drag-Along Right.

(a) In the event that a Sale of the Company shall have been approved by the Board, by resolution of the Board and specifying that this Section 7.5 shall apply to such transaction (a "Proposed Sale"), then each Member agrees as follows:

(i) if such Proposed Sale requires Member approval, with respect to any or all Membership Interests and/or any other Company securities that such Member owns or over which such Member otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all of such Member's Membership Interests in favor of, and adopt, such Proposed Sale and to vote in opposition to any and all other proposals that could delay or impair the ability of the Company to consummate such Proposed Sale;

(ii) if such transaction is structured as an Interest Sale, each Member hereby agrees to sell his, her, or its Membership Interests and rights to acquire Membership Interests in such Approved Sale on the terms and conditions approved by the Board (which terms and conditions may include a sale of less than 100% of the equity securities of the Company);

(iii) to execute and deliver all related documentation and take such other action in support of the Proposed Sale as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 7.5, including without limitation executing and delivering instruments of conveyance and transfer, and any merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, certificates evidencing Membership Interests (if certificated) duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents, and approving and appointing any Member representative selected by the Board; provided, however, that such Member will not be required to execute and deliver any such related documentation or take such other action in support of the Proposed Sale that is not also required of each of the other Members;

(iv) not to deposit, except as provided in this Agreement, any voting securities of the Company owned by such Member in a voting trust or subject, except as provided in this Agreement, any such voting securities to any arrangement or agreement with respect to the voting of such securities, unless specifically requested to do so by the acquirer in connection with the Proposed Sale; and

(v) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Proposed Sale.

(b) Exceptions. Notwithstanding the forgoing, no Member will be required to comply with Section 7.5(a) in connection with any designated Proposed Sale unless:

(i) any representations and warranties to be made by such Member (as distinguished from the Company) in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership of the Membership Interests held by such Member and the ability to convey title to the Membership Interests, including but not limited to representations and warranties that (i) such Member holds all right, title and interest in and to the Company's securities such Member purports to hold, free and clear of all liens and

encumbrances, (ii) the documents to be entered into by such Member have been duly executed by such Member and delivered to the acquirer and are enforceable against such Member in accordance with their respective terms and (iii) neither the execution and delivery of the documents to be entered into in connection with the transaction, nor the performance of such Member's obligations thereunder, will cause a breach or violation of the terms of any agreement to which such Member is a party or by which such Member is bound or any of such Member's property is subject, or of any law or judgment, order or decree of any court or governmental agency;

(ii) such Member shall not be liable for the inaccuracy of any representation or warranty made by any Person other than such Member and the Company in connection with the Proposed Sale;

(iii) the liability for indemnification, if any, of such Member in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company in connection with such Proposed Sale, is several and not joint with any other Person, and is not greater than pro rata in accordance with such Member's relative Percentage Interest of the Company;

(iv) such liability shall be limited to the amount of consideration actually received by such Member in connection with such Proposed Sale, except with respect to (i) the representations and warranties of such Member or (ii) claims related to fraud or willful breach or misconduct by such Member, the liability for each of which need not be limited; and

(v) upon the consummation of the Proposed Sale, each Member shall receive the same portion of the aggregate net consideration from such Proposed Sale that such Member would have received if such aggregate consideration (in the case of an asset sale, after payment or provision of all liabilities) had been distributed pursuant to Section 4.4(a).

(c) Interest Sales. No Member shall be a party to any Interest Sale unless all Members are allowed to participate in such transaction and the consideration received pursuant to such transaction is distributed among the Members in the manner provided for in Section 4.4(a) (as if such transaction were a Capital Transaction).

VII.6 Recognition of Transfers by Company. To the fullest extent permitted by law, no Transfer of Units that is in violation of this Article VII shall be valid or effective, and neither the Company nor the Members shall recognize the same for the purpose of making distributions pursuant to Article VII with respect to such purportedly Transferred Units. To the fullest extent permitted by law, none of the Company, the Members, the Board and the officers of the Company shall incur any liability as a result of refusing to make any such distributions to a purported Transferee of any such invalid Transfer.

VII.7 Effective Date of Transfer. The Company shall maintain books for the purpose of registering the Transfer of Units. Any Permitted Transfer shall be effective when the Permitted Transfer is registered upon books maintained for that purpose by or on behalf of the Company. The Company shall, from the effective date of such Permitted Transfer, thereafter pay all further distributions on account of the Units (or part thereof) so Transferred, to the Transferee of such Units.

VII.8 Termination. The provisions of Sections 7.2 and 7.3 shall terminate upon, and not apply to any sale of Units pursuant to, (i) an Initial Offering or a (ii) Capital Transaction, whichever happens first.

ARTICLE VIII.

FISCAL MATTERS; BOOKS AND RECORDS

VIII.1 Bank Accounts; Investments. Capital Contributions, revenues and any other Company funds shall be deposited by the Company in a bank account established in the name of the Company, or shall be invested by the Company, in furtherance of the purposes of the Company. No other funds shall be deposited into the Company bank accounts or commingled with the Company investments. Funds deposited in the Company's bank accounts may only be withdrawn for investment in furtherance of the Company's purposes, to pay the Company's debts or obligations or to be distributed to the Members pursuant to this Agreement.

VIII.2 Records Required by LLC Law; Right of Inspection.

(a) During the term of the Company's existence and for a period of four (4) years thereafter, there shall be maintained in the Company's principal office all records required to be kept for examination by the Members pursuant to the LLC Law.

(b) On written request stating the purpose, a Member may examine and copy in person, at any reasonable time, for any proper purpose reasonably related to such Member's interest as a Member of the Company, and at the Member's expense, records required to be maintained under the LLC Law and such other information regarding the business, affairs and financial condition of the Company as is just and reasonable for the Member to examine and copy.

VIII.3 Books and Records of Account. The Company shall maintain adequate books and records of account on a basis consistent with the appropriate provisions of the Code.

VIII.4 Tax Returns and Information. The Company shall be treated as a partnership for tax purposes. The Company shall prepare or cause to be prepared all federal, state and local income and other tax returns that the Company is required to file. Within seventy five (75) days after the end of each calendar year, the Company shall send or deliver to each Person who was a Member at any time during such year such tax information as shall be reasonably necessary for the preparation by such Person of such Person's federal income tax return and state income and other tax returns.

VIII.5 Financial Statements. The Company shall prepare or cause to be prepared, at the Company's reasonable expense, such financial and other reports as the Board shall determine, including income statements, cash flows and balance sheets prepared on a cash basis; provided, however, that commencing with the fiscal year ending December 31, 2020, such financial and other reports shall be prepared in accordance with GAAP.

VIII.6 Fiscal Year. The Company's fiscal year shall end on December 31 of each calendar year.

VIII.7 Partnership Representative for Tax Matters.

(a) The Members hereby appoint Agatha Kulaga as the "partnership representative" (the "Partnership Representative"), as provided in Code Section 6223(a). The Partnership Representative shall resign if it is no longer a Member and may be removed at any time by the Board, with or without "cause". In the event of the resignation of the Partnership Representative, the Board shall select a replacement. If the resignation or removal of the Partnership Representative occurs prior to the effectiveness of the resignation or removal under applicable Treasury Regulations or other administrative guidance, the Partnership Representative that has resigned or been removed shall not take any actions in its capacity as Partnership Representative except as directed by the Board, in the case of a Partnership Representative that has resigned.

(b) The Partnership Representative is authorized and required to represent the Company in connection with all examinations of the Company's affairs by taxing authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall promptly notify the Members if any tax return of the Company is audited and upon the receipt of a notice of final partnership administrative adjustment or final partnership adjustment, and shall keep the Members reasonably informed of the status of any tax audit and resulting administrative and judicial proceedings. Without the consent of the Board, the Partnership Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency or enter into any settlement agreement relating to items of income, gain, loss or deduction of the Company with any Taxing Authority.

(c) To the extent permitted by applicable law and regulations, the Company shall annually elect out of the partnership audit procedures enacted under Section 1101 of the Bipartisan Budget Act of 2015 (the "BBA Procedures"). For any fiscal year in which applicable law and regulations do not permit the Company to elect out of the BBA Procedures, then within forty-five (45) days of any notice of final partnership adjustment, the Company shall elect the alternative procedure under Code Section 6226, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) No Member shall treat any Company item inconsistently on such Member's U.S. federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any taxes imposed pursuant to Code Section 6226) shall be paid by such Member and if required to be paid (and actually paid) by the Company, shall be recoverable by the Company from such Member.

(e) Except as otherwise provided herein, the Partnership Representative shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company, provided, however, that the Partnership Representative shall make an election under Code Section 754 if requested in writing by a Member.

(f) The Company shall indemnify and reimburse the Partnership Representative for all reasonable expenses (including legal and accounting fees) incurred by them in the performance of their duties and responsibilities in such capacities, including expenses in connection with the conduct of any U.S. federal income tax-related examination or administrative or judicial proceeding.

ARTICLE IX.

INDEMNIFICATION AND INSURANCE

IX.1 Indemnification and Advancement of Expenses.

(a) The Company shall indemnify any Person (or the testator or intestate of such Person) that is made or threatened to be made a party to, or called as a witness or asked to submit information in, any action or proceeding, whether civil, criminal, judicial, legislative, administrative or investigative, including an action by or in the right of the Company to procure a judgment in its favor, and including an action by or in the right of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise of any type or kind, domestic or foreign, which such Person is or was serving in any capacity at the request of the Company, by reason of the fact that such Person, is or was a Manager, officer, employee, representative or agent of the Company, or is or was serving such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity (collectively, a "Covered Person"), against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with such action or proceeding, or in connection with an appeal therein; provided, however, that no such indemnification shall be made to such Covered Person if a judgment or other final adjudication adverse to such Covered Person establishes that (i) the acts of such Covered Person were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (ii) such Covered Person personally gained in fact a financial profit or other advantage to which such Covered Person was not legally entitled; and provided further than no such indemnification shall be required with respect to any settlement or other non-adjudicated disposition of any threatened or pending action or proceeding unless the Company has given its prior consent to such settlement or other disposition.

(b) The Company shall upon request advance to any Covered Person entitled to indemnification under this Section 9.1, or promptly reimburse any such Covered Person for, all expenses, including attorneys' fees, reasonably incurred in defending any action or proceeding in advance of the final disposition of such action or proceeding upon receipt of a written undertaking by or on behalf of such Covered Person to repay such amount as, and to the extent that, the Covered Person receiving such advance is ultimately found not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced or reimbursed by Company exceed the indemnification to which such Covered Person is entitled; provided, however, that such Covered Person shall cooperate in good faith with any request by Company that common counsel be utilized by the parties to an action or proceeding who are similarly situated unless to do so would be inappropriate due to actual or potential differing Membership Interests between or among such parties.

(c) The indemnification of any Covered Person provided by this Section 9.1 shall continue after such Covered Person has ceased to be a Member, Manager, officer, employee, representative or agent of Company and shall inure to the benefit of such Covered Person's heirs, executors, administrators and legal representatives.

(d) For purposes of this Section 9.1, the term "Company" shall include any legal successor to Company, including any company that acquires all or substantially all of the assets of Company in one or more transactions.

(e) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 9.1 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, rule, regulation or agreement.

IX.2 Insurance. Company may purchase and maintain insurance or another arrangement on behalf of any Covered Person against any liability asserted against such Person or incurred by such Person in such a capacity or arising out of the status of such a Person, whether or not Company would have the power to indemnify such Covered Person against that liability under Section 9.1. or otherwise.

IX.3 Limit on Liability of Members. The indemnification set forth in this Article IX shall in no event cause the Members to incur any personal liability beyond their total Capital Contributions, nor shall it result in any liability of the Members to any third party.

ARTICLE X.

DISSOLUTION AND WINDING UP

X.1 Events Causing Dissolution. The Company shall be dissolved upon the first of the following events to occur:

(a) The consent of the Board, by Board Majority Approval, and of Members holding more than a majority of the Membership Interests at any time to dissolve and wind up the affairs of the Company; or

(b) the occurrence of any other event that causes the dissolution of a limited liability company under the LLC Law.

X.2 Winding Up. If the Company is dissolved pursuant to Section 10.1, the Company's affairs shall be wound up as soon as reasonably practicable in the manner set forth below.

(a) The winding up of the Company's affairs shall be supervised by a liquidator (the "Liquidator") chosen by the Board and who may be a Member. The Liquidator shall be a liquidator or liquidating committee selected by the Members.

(b) In winding up the affairs of the Company, the Liquidator shall have full right and unlimited discretion, in the name of and for and on behalf of the Company to:

(i) prosecute and defend civil, criminal or administrative suits;

(ii) collect the Company assets, including obligations owed to the Company;

(iii) settle and close the Company's business;

(iv) dispose of and convey all of the Company's property (whether real or personal, and rights of any type owned or held by the Company);

(v) pay all reasonable selling costs and other expenses incurred in connection with the winding up of the proceeds of the disposition of the Company's property (whether real or personal, and rights of any type owned or held by the Company);

(vi) discharge the Company's known liabilities and, if necessary, to set up, for a period not to exceed five (5) years after the date of dissolution, such cash reserves as the Liquidator may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company;

(vii) distribute any remaining proceeds from the sale of the Company property to the Members (whether real or personal, and rights of any type owned or held by the Company) in accordance with their respective Percentage Interests;

(viii) prepare, execute, acknowledge and file articles of dissolution under the LLC Law and any other certificates, tax returns or instruments necessary or advisable under any applicable law to effect the winding up and termination of the Company; and

(ix) exercise, without further authorization or consent of any of the parties hereto or their legal representatives or successors in interest, all of the powers conferred upon the Members under the terms of this Agreement to the extent necessary or desirable in the good faith judgment of the Liquidator to perform its duties and functions. The Liquidator shall, while acting in such capacity on behalf of the Company, be entitled to the indemnification rights set forth in the Articles of Organization and in Article IX.

X.3 Compensation of Liquidator. The Liquidator appointed as provided herein shall be entitled to receive such reasonable compensation for its services as shall be agreed upon by the Liquidator and the Members.

X.4 Distribution of the Company Property and Proceeds of Sale Thereof.

(a) Upon completion of all desired sales of the Company property, and after payment of all selling costs and expenses, the Liquidator shall distribute the proceeds of such sales, and any of the Company's property that is to be distributed in kind, to the following groups

in the following order of priority:

(i) first, to satisfy the Company's liabilities to creditors, including Members who are creditors, to the extent otherwise permitted by law (other than for past due Company distributions), whether by payment or establishment of reserves; and

(ii) second, to the Members in accordance with the positive balance of their Capital Accounts.

All distributions required under this Section 10.4 shall be made to the Members by the end of the taxable year in which the liquidation occurs or, if later, within ninety (90) days after the date of such liquidation.

(b) The claims of each priority group specified above shall be satisfied in full before satisfying any claims of a lower priority group. If the assets available for disposition are insufficient to dispose of all of the claims of a priority group, the available assets shall be distributed in proportion to the amounts owed to each member of such group.

X.5 Final Audit. Within a reasonable time following the completion of the liquidation, the Liquidator shall supply to each of the Members a statement that shall set forth the assets and the liabilities of the Company as of the date of complete liquidation and each Member's share of distributions pursuant to Section 10.4.

X.6 Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members, upon dissolution of the Company, such deficit shall not be an asset of the Company and such Member shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

ARTICLE XI.

MISCELLANEOUS PROVISIONS

XI.1 Notice. All notices permitted or required to be given to any Person hereunder must be given in writing and will be deemed to be duly given (a) on the date of delivery if delivered in person or sent by fax (with confirmation) or e-mail, (b) one day after being sent, if sent by overnight mail or (c) on the earlier of actual receipt or three (3) Business Days after the date of mailing if mailed by registered or certified mail, first class postage prepaid, return receipt requested. All notices shall be sent to the last known address of such Person on the Company's records.

XI.2 Counterparts. This Agreement may be executed in any number of counterparts, including facsimile or emailed counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute but one and the same instrument.

XI.3 **Entire Agreement.** This Agreement and the Schedules hereto constitute the entire agreement among the parties hereto and contain all of the agreements among such parties with respect to the subject matter hereof. This Agreement, including the Schedules hereto, supersedes any and all other prior agreements, either oral or written, between such parties with respect to the subject matter hereof including without limitation the Original Agreement.

XI.4 **Partial Invalidity.** Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

XI.5 **Amendment.** No modification, amendment, or waiver of any provision of this Agreement will be effective against the Company or the Members, unless such modification, amendment, or waiver is approved in writing by the Company and the holders of a majority of the then outstanding Membership Interests (excluding Incentive Units); provided, however, that in the event that such amendment or waiver would materially and adversely affect a holder or group of holders of Membership Interests in a manner different than any other holders of Membership Interests of the same class or type of securities, then such amendment or waiver will require the consent of such holder of Membership Interests; provided further that Exhibit B may be amended by the Company from time to time to update the information contained therein and such amendment shall not be considered an amendment to this Agreement for the purposes of this Section 11.5. Notwithstanding the foregoing, if an amendment or modification of this Agreement serves merely to add a party hereto, then such amendment or modification will be effective against the Company and all Members if such amendment or modification is approved in writing by the Company and by such new party hereto.

XI.6 **Binding Effect.** Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and shall inure to the benefit of the parties, and their respective distributees, heirs, successors and assigns.

XI.7 **Governing Law.** This Agreement is being executed and delivered in the State of New York and shall be governed by and construed and interpreted in accordance with the laws of the State of New York without regard to such jurisdiction's principles of conflicts of law. In particular, this Agreement is intended to comply with the requirements of the LLC Law and the Articles of Organization. In the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the LLC Law or any provision of the Articles of Organization, the LLC Law and the Articles of Organization, in that order of priority, will control. Venue for any action or dispute arising hereunder shall lie exclusively in the State or Federal Courts located in New York County, New York.

XI.8 **Further Assurances.** In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and such transactions.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Third Amended and Restated Limited Liability Company Agreement effective on the date first above written.

THE COMPANY:

OVENLY, LLC

By: DocuSigned by:
3E5D25A200DD49C...
____
Name: Agatha Kulaga
Title: Founder Manager

FOUNDING MEMBERS:

DocuSigned by:
Erin Patinkin
1B173C225C8248E...
____
Name: Erin Patinkin

DocuSigned by:
3E5D25A200DD49C...
____
Name: Agatha Kulaga

Date 10/31/2022

**COUNTERPART SIGNATURE PAGE
TO
THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
OVENLY, LLC**

The undersigned hereby agrees to be bound by the terms of the Third Amended and Restated Limited Liability Company Agreement of OVENLY, LLC, a New York limited liability company, and agrees to all the terms thereof.

Name of Member: Michael Gilligan

DocuSigned by:

By: Michael Gilligan

C48C338FBE52430...

Title (if Member is an entity):__________________

Address: [redacted]

Social Security / Tax ID Number: ________________

SCHEDULE A

Members and Unit Percentages

Investor Name & Address	Number of Common Units	Number of Preferred Units	Total Units	Capital Contribution Common Units	Capital Contribution Preferred Units	Member Percentage Interest
Erin Patinkin	552,231.55	0	552,231.55	$65,651.79	$0	24.34%
Agatha Kulaga	552,236.50	0	552,236.50	$65,368.70	$0	24.34%
Charles Westphal	394,835.07	0	394,835.07	$(112,499.94)	$0	17.40%
William Barnes	215,364.58	0	215,364.58	$(0.05)	$0	9.49%
Randy Vittetoe	78,967.01	0	78,967.01	$(0.01)	$0	3.48%
Sugar Bear, LLC	91,873.54	0	91,873.54	$213,610.96	$0	4.05%
Richard Lewis	114,781.83	19,448.33	134,230.16	$214,827.40	$50,000.81	5.92%
Michael Young	36,399.45	4,667.52	41,066.97	$53,402.74	$12,000.00	1.81%
Peter Psiachos	11,466.52	0	11,466.52	$26,660.27	$0	0.51%
LunaCap Ventures	22,922.95	0	22,922.95	$53,297.10	$0	1.01%
Griffen Brock	11,300.37	0	11,300.37	$26,273.97	$0	0.50%
Julie Lerner	11,291.53	1,175.59	12,467.12	$26,253.42	$3,022.39	0.55%
Pamela Dickinson	11,303.90	0	11,303.90	$26,282.19	$0	0.50%
Amelia McCarthy	11,303.90	0	11,303.90	$26,282.19	$0	0.50%
Tia Dogget	11,265.02	0	11,265.02	$26,191.78	$0	0.50%
Michael Gilligan	11,252.65	0	11,252.65	$26,163.01	$0	0.50%
Rosemarie Johnson	11,288.00	0	11,288.00	$26,245.21	$0	0.50%
Stephen Hoffman	11,288.00	0	11,288.00	$26,245.21	$0	0.50%
Susan Thompson	11,289.77	0	11,289.77	$26,249.32	$0	0.50%
Marie Woznicki	22,501.76	0	22,501.76	$52,317.81	$0	0.99%
Shea Ovenly, LLC	26,968.18	0	26,968.18	$62,702.47	$0	1.19%
Heather Millstone	19,448.01	2,024.78	21,472.79	$50,000.00	$5,205.62	0.95%

EXHIBIT B
Managers and Officers

Managers

Founder Managers	**Erin Patinkin**
	Agatha Kulaga
Investor Manager	**Michael Gilligan**
Additional Managers	**Undesignated**
	Undesignated

Officers

Name	Title
Erin Patinkin	Founder Manager
Agatha Kulaga	Founder Manager
Michael Gilligan	Investor Manager

SCHEDULE B

JOINDER TO
THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT OF
OVENLY, LLC

This Joinder to the Third Amended and Restated Limited Liability Company Agreement of OVENLY, LLC, a New York limited liability company (the "Company"), dated as ________________(the "LLC Agreement'), is made by the undersigned in order to become a Member of the Company. Capitalized terms used in this Agreement but not otherwise defined shall have the meaning set forth in the LLC Agreement.

1. Agreement to be Bound. The undersigned hereby agrees that upon the execution of this Joinder and acceptance thereof by the Company, the undersigned shall become a party to the LLC Agreement as a Member and shall be fully bound by and subject to, all the covenants, terms and conditions of the LLC Agreement as though a direct signatory thereto. The undersigned understands and agrees that his, her or its name and address, Capital Contribution, Percentage Interest and number of Units held will be set forth on Schedule A to the LLC Agreement.

2. Successors and Assigns. This Joinder shall bind and inure to the benefit of and be enforceable by the Company, its Members and their successors and assigns, on the one hand, and the undersigned (only as provided in the LLC Agreement) and any subsequent holder of the Units and their respective successors and assigns of each of them, on the other hand. Executed as of the date set forth below.

Date: [EFFECTIVE DATE]

[ENTITY NAME]
Print Name of Member

Investor Signature
Signature of Member or Authorized Signatory

____
Print Name of Authorized Signatory (if applicable)

ACCEPTED ON BEHALF OF
OVENLY, LLC:

Signature: Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]